Exhibit 4.1

CYPHERPUNK TECHNOLOGIES INC.

This WAIVER AND MODIFICATION AGREEMENT (this “Agreement”) is made and entered into as of November 19, 2025, by and between Cypherpunk Technologies Inc. (f/k/a Leap Therapeutics, Inc.), a Delaware corporation (the “Corporation”), and Winklevoss Treasury Investments, LLC (the “Holder”). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in that certain Warrant to Purchase Common Stock (Warrant No. 2025 PIPE – CSW – 1) issued on October 8, 2025 by the Corporation to the Holder (the “Warrant”).

WHEREAS, the Corporation established an “at-the-market” equity offering program (the “ATM Offering”) in connection with that certain Controlled Equity Offering℠ Sales Agreement, dated November 12, 2025, by and between Cantor Fitzgerald & Co. and the Corporation, pursuant to which the Corporation may offer, issue, and sell from time to time up to a maximum aggregate offering amount of $200 million of shares of common stock, par value $0.001 per share, of the Corporation (the “Common Stock”);

WHEREAS, pursuant to Section 4 of the Warrant, the Holder is entitled to exercise the Warrant at any time on or after the Original Issue Date and on or before the Termination Date;

WHEREAS, pursuant to Section 8 of the Warrant, the Corporation covenanted that it will, at all times while the Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of the Warrant, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of the Warrant; and

WHEREAS, the Corporation and the Holder desire to waive and modify certain terms and provisions of the Warrant to permit the Corporation to offer, issue, and sell shares of Common Stock under the ATM Offering, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties hereto agree as follows:

1.	Modification of Exercise Rights.

a.	Notwithstanding anything to the contrary contained in the Warrant (including Section 4 and Section 5 of the Warrant), the Holder shall not be entitled to exercise the Warrant in whole or in part with respect to 57,182,378 of the Warrant Shares (the “Restricted Warrant Shares”), and the Corporation shall have no obligation to issue any Restricted Warrant Shares or shares of Common Stock in respect of the Restricted Warrant Shares under the Warrant upon the exercise thereof, until (subject to the other terms and conditions of the Warrant) the fifth (5th) Trading Day after the earlier to occur of (such date, the “Modified Permitted Exercise Date”): (i) the total number of shares of Common Stock that the Corporation is authorized to issue under the Corporation’s Certificate of Incorporation (the “Charter”) has been increased to at least four hundred ninety million (490,000,000) shares of Common Stock pursuant to a Certificate of Amendment to the Charter filed by the Corporation with the Secretary of State of the State of Delaware or (ii) the Corporation has effected a reverse stock split of the Common Stock in a ratio of at least 1 to 5 (1:5) in accordance with a Certificate of Amendment to the Charter filed by the Corporation with the Secretary of State of the State of Delaware. For the avoidance of doubt, the Warrant shall be exercisable (subject to the terms and conditions of the Warrant) with respect to the number of Warrant Shares, if any, issuable under the Warrant in excess of the number of Restricted Warrant Shares.

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b.	The Warrant is hereby modified to give effect the terms and conditions set forth above.

2.	Waiver of Warrant Share Reserve Covenant.

a.	Notwithstanding anything to the contrary contained in the Warrant (including Section 8 of the Warrant), the Corporation shall have no obligation to reserve or keep available any shares of Common Stock for issuance or delivery upon exercise of the Warrant with respect to any or all of the Restricted Warrant Shares, until the occurrence of the Modified Permitted Exercise Date.

b.	The Holder hereby waives any rights under the Warrant with respect to the Corporation reserving or keeping available any shares of Common Stock for issuance or delivery upon exercise of the Warrant with respect to any or all of the Restricted Warrant Shares, until the occurrence of the Modified Permitted Exercise Date.

c.	For clarity, the foregoing provisions of this Section 2 shall not waive, alter, modify or change the Corporation’s obligation under Section 8 of the Warrant to reserve or keep available a sufficient number of shares of Common Stock for issuance or delivery upon exercise of the Warrant with respect to any and all of those Warrant Shares, if any, that are not Restricted Warrant Shares.

3.	General. Except as expressly set forth herein, nothing in this Agreement shall be deemed or construed to amend, modify, or waive the Warrant or any term or provision thereof, which shall remain in full force and effect. This Agreement shall be construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof that would result in the application of the laws of any other jurisdiction. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first set forth above.

CYPHERPUNK TECHNOLOGIES INC.

Signature:	/s/ Douglas E. Onsi
Name: Douglas E. Onsi
Title: President & CEO

WINKLEVOSS TREASURY INVESTMENTS, LLC

Signature:	/s/ William McEvoy
Name: William McEvoy
Title: Manager

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